Exhibit 18.1

February 25, 2022

Board of Directors
Allegheny Technologies Incorporated
1000 Six PPG Place
Pittsburgh, PA 15222

Ladies and Gentlemen:

Note 1 of the Notes to the consolidated financial statements of Allegheny Technologies Incorporated included in its Annual Report on Form 10-K for the year ended December 31, 2021 describes a change in the method of accounting for valuing inventories that previously used the last-in, first-out (LIFO) method to the average cost method for raw materials and to the first-in, first-out (FIFO) method for work-in-process and finished goods inventory. There are no authoritative criteria for determining a “preferable” inventory method based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,

/s/ Ernst & Young, LLP

Pittsburgh, Pennsylvania